Exhibit 8
United Energy Group Limited
Unit 2112, Two Pacific Place
88 Queensway
Hong Kong

July 22, 2008
Transmeridian Exploration Incorporated
5847 San Felipe, Suite 4300
Houston, Texas  77057

Attention:   Mr. Lorrie Olivier
     Chief Executive Officer

Re:  Investment Agreement

Dear Mr. Olivier,

Reference is made to the Investment Agreement, dated as of June 11, 2008 (the “Investment Agreement”), between United Energy Group Limited, an exempted company with limited liability existing under the laws of Bermuda (“Purchaser”) and Transmeridian Exploration Incorporated, a Delaware corporation (the “Company”).  Except as otherwise defined herein, terms defined in the Investment Agreement are used herein as therein defined.

For purposes of clarification and as an amendment and supplement to the terms of the Investment Agreement, the parties hereto hereby acknowledge and agree as follows:

1.           In the event Purchaser provides or otherwise guarantees funding of any 12% Senior Notes Cash Payments made by the Company to exchange 12% Senior Notes tendered in the Exchange Offer (the total amount of funds provided and guaranteed by Purchaser for such purpose being the “Senior Notes Tender Payment”), the Company shall issue to Purchaser a number of shares of Series B-1 Preferred Stock equal to (i) the amount of the Senior Notes Tender Payment, divided by (ii) US$100, with the purchase price for such issued shares of Series B-1 Preferred Stock to be satisfied by Purchaser’s funding of the Senior Notes Tender Payment.  In the case that the quotient above results in any fractional shares of Series B-1 Preferred Stock, the Company shall issue one full share of Series B-1 Preferred Stock to Purchaser in lieu of such fractional share.  Any shares of Series B-1 Preferred Stock issued to Purchaser in accordance with this paragraph, together with any shares of Series B-1 Preferred Stock issued to Purchaser pursuant to Sections 7.21(a) and (b) of the Investment Agreement, shall be subject to the 580,000 share limitation imposed by Section 7.21(c) of the Investment Agreement.

2.           Notwithstanding anything in the Investment Agreement or this letter agreement to the contrary, in the event Purchaser provides or otherwise guarantees funding for either the Senior Notes Repurchase Payment or the Senior Notes Tender Payment, Purchaser shall have the option, in each case, in lieu of receiving Series B-1 Preferred Stock in accordance with Section 7.21(b) of the Investment Agreement and paragraph 1 above, to receive New Senior Notes, in an aggregate principal amount equal to the amount of the applicable Senior Notes Repurchase Payment or the Senior Notes Tender Payment, as the case may be.  The purchase price for the New Senior Notes shall be satisfied by Purchaser’s funding of the applicable Senior Notes Repurchase Payment or Senior Notes Tender Payment, as the case may be.  In the case that the portion of the Senior Notes Repurchase Payment or the Senior Notes Tender Payment used to purchase New Senior Notes is not an integral multiple of US$1,000, the Company shall pay cash to Purchaser in the amount of such difference.  At or following the Swap Closing, upon delivery of written notice five (5) Business Days in advance to the Company, Purchaser shall specify the allocation between the number of New Senior Notes and the number of shares of Series B-1 Preferred Stock to be purchased by Purchaser hereunder.  For purposes of calculating the number of shares of Series B-1 Preferred Stock issuable to Purchaser under Section 7.21(b) of the Investment Agreement and paragraph 1 above, the amount of the Senior Notes Repurchase Payment and Senior Notes Tender Payment, as the case may be, used in such calculation shall be reduced dollar for dollar by the portion of the Senior Notes Repurchase Payment or Senior Notes Tender Payment, as the case may be, that is used by Purchaser to purchase New Senior Notes pursuant to this paragraph.

3.           Following the Swap Closing, Purchaser agrees to exchange any 12% Senior Notes held by Purchaser, if any, for New Senior Notes or shares of Series B-1 Preferred Stock subject to and in accordance with the terms of the Investment Agreement and this letter agreement.

The general provisions set forth in Article XI of the Investment Agreement shall be incorporated herein by reference and shall form a part of this letter agreement.

This letter agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

            If this letter agreement accurately sets forth your understanding regarding the foregoing matters, please so indicate by executing each duplicate hereof and returning one fully executed original to us.

Very truly yours,

UNITED ENERGY GROUP LIMITED

By:	/s/ Mei Ying Zhang
Name: Mei Ying Zhang
Title: Executive Director

Accepted and agreed this
22nd day of July, 2008

TRANSMERIDIAN EXPLORATION INCORPORATED

By:	/s/ Lorrie T. Olivier
Name: Lorrie T. Olivier
Title: Chairman and Chief Executive Officer